Filed Pursuant to Rule 424(b)(3)

Registration No. 333-284266

PROSPECTUS SUPPLEMENT

To Prospectus dated February 7, 2025

Up to 12,146,988 Shares of Common Stock

Up to 9,098,727 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 46,717,980 Shares of Common Stock Issuable Upon Conversion of Notes

Adagio Medical Holdings, Inc.

This prospectus supplement updates and supplements the information contained in the prospectus dated February 7, 2025 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our registration statement on Form S-1 (File No. 333-284266) with the information contained in our Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 8, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer, sale or other disposition from time to time of up to 67,963,695 shares of our common stock, $0.0001 par value per share (the “Common Stock”), by the selling stockholders named in the Prospectus or their permitted transferees (collectively, the “selling stockholders”), consisting of (i) up to 7,951,913 shares of Common Stock (excluding the shares of Common Stock underlying the PIPE Warrants (as defined below)) (the “PIPE Shares”) and 110,000 shares of Common Stock (the “Registration Delay Shares”) issued pursuant to the terms of the Convert Waivers (as defined below), (ii) up to 670,000 shares of Common Stock issuable upon exercise of pre-funded warrants to purchase shares (the “Pre-Funded Warrant Shares”) of Common Stock, with an exercise price of $0.01 per share (the “Pre-Funded Warrants”), (iii) up to 7,528,727 shares of Common Stock (the “PIPE Warrant Shares”) issuable upon exercise of warrants to purchase shares of Common Stock, with an exercise price of $10.00 per share (the “PIPE Warrants”), in each of cases (i) through (iii), issued pursuant to those certain amended and restated subscription agreements, dated July 31, 2024 (the “Subscription Agreements”), by and among us, ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), and certain selling stockholders named therein (the “PIPE Investors”) at an effective price of approximately $7.10 per PIPE Share and/or Pre-Funded Warrant, (iv) up to 46,717,980 shares of Common Stock (excluding the shares of Common Stock underlying the Convert Warrants (as defined below)) (the “Convertible Note Shares”) issuable upon the conversion of those certain 13% senior secured convertible notes, with a conversion price of $10.00 per share, subject to adjustment as provided in the Convertible Security Subscription Agreement (as defined below), (the “Convert Notes”), (v) up to 900,000 shares of Common Stock (the “Convert Warrant Shares”) issuable upon exercise of warrants to purchase shares of Common Stock, with an exercise price of $24.00 per share, subject to adjustment as provided in such warrants (the “Convert Warrants” and, together with the PIPE Warrants, the “Warrants”), in each of cases (iv) and (v), issued pursuant to that certain securities purchase agreement, dated February 13, 2024, by and among us and certain investors named therein (the “Convert Investors”), and any assignment thereunder (the “Convertible Security Subscription Agreement”), and that certain note purchase agreement, dated February 13, 2024, by and among us, Adagio Medical, Inc., a Delaware corporation, and Perceptive Life Sciences Master Fund, Ltd, a Cayman Islands exempted company (the “2024 Bridge Financing Note Subscription Agreement”), (vi) up to 2,354,100 shares issued to ARYA Sciences Holdings IV, a Cayman Islands exempted company (the “Sponsor”), consisting of 499,000 shares of Common Stock that were initially issued to Sponsor in a private placement as Class A ordinary shares of ARYA at a price of $10.00 per share and exchanged for shares of Common Stock at Closing (as defined below) (the “Sponsor Class A Conversion Shares”), 1,500,000 shares of Common Stock that were initially issued to Sponsor as Class B ordinary shares of ARYA at an effective price of approximately $0.007 per share and exchanged for shares of Common Stock at Closing (the “Sponsor Class B Conversion Shares”), and 355,100 shares of Common Stock that were originally issued to Sponsor as Class A ordinary shares of ARYA upon the conversion of certain convertible promissory notes issued by ARYA at an effective price of $10.00 per share and exchanged for shares of Common Stock at Closing (the “Sponsor Working Capital Shares”), (vii) up to 582,475 shares of Common Stock, consisting of 492,475 shares of Common Stock issued to certain of our affiliates as consideration in connection with the Business Combination (as defined below) at an equity consideration value of approximately $9.23 per share and 30,000 shares of Common Stock issued to each of Michael Henderson, Todd Wider and Leslie Trigg (collectively, the “Independent ARYA Directors”), which were originally issued as Class B ordinary shares of ARYA, valued at approximately $0.007 per share, (viii) up to 1,147,500 shares of Common Stock issuable to the Sponsor that are subject to share trigger price vesting and will vest if, prior to the tenth anniversary of the Closing, the post-Closing share price of Common Stock equals or exceeds $24.00 per share for any 20 trading days within any 30 trading day period (the “Share Trigger Price Vesting”), which were originally issued as Class B ordinary shares of ARYA, valued at approximately $0.007 per share and exchanged for shares of Common Stock at Closing; and (ix) 1,000 shares of Common Stock issuable upon exercise of certain stock options assumed by us in connection with the consummation of the Business Combination held by our Chief Operating Officer with an exercise price of $1.67 per share.

You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “ADGM”. On September 5, 2025, the last reported sales price of our Common Stock was $1.58 per share.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 15 of the prospectus, and under similar headings in any amendments or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 8, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 3, 2025

ADAGIO MEDICAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-42199	99-1151466
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

26051 Merit Circle, Suite 102 Laguna Hills, CA	92653
(Address of principal executive offices)	(Zip Code)

(949) 348-1188

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ADGM	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Chief Financial Officer

On September 5, 2025, the board of directors (the “Board”) of Adagio Medical Holdings, Inc. (the “Company”) appointed Deborah Kaster, the Company’s current Chief Business Officer (“CBO”), to also serve as Chief Financial Officer (“CFO”), and designated Ms. Kaster as its principal financial officer and principal accounting officer, each effective September 5, 2025 (the “Effective Date”). In this expanded role as both CFO and CBO, Ms. Kaster will continue to oversee business development, corporate strategy, and investor relations while assuming responsibility for the Company’s financial operations, including accounting, treasury, and financial planning. In connection with Ms. Kaster’s appointment, the Company’s Interim Chief Financial Officer, principal financial officer and principal accounting officer, Daniel George, stepped down from serving in such capacities on the Effective Date.

Deborah Kaster, MBA, age 55, brings over 25 years of financial leadership experience working with both public and private medical device companies. Prior to joining the Company as CBO in March 2025, Ms. Kaster served as the Vice President of Investor Relations at Shockwave Medical, Inc., a publicly traded medical device company, from July 2020 to June 2024. In this role, she led the company’s investor relations program and was instrumental in corporate strategy, financial forecasting, and communications with investors and analysts. From January 2015 to July 2020, Ms. Kaster was a Managing Director at the Gilmartin Group LLC. Earlier in her career, Ms. Kaster ran business development at Kyphon, Inc., a public medical device company, and she held various roles of increasing responsibility as an investment banker in the medical device practice at Piper Jaffray Companies. Ms. Kaster holds a B.S. degree in Economics from Cornell University and a M.B.A. in Finance and Strategy from the Wharton School at the University of Pennsylvania.

No family relationships exist between Ms. Kaster and any of the Company’s directors or executive officers. Ms. Kaster has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Chief Financial Officer Offer Letter

In connection with her appointment as the Company’s CFO, effective as of the Effective Date, the Company entered into an amended and restated offer letter agreement (the “Amended Offer Letter”) with Ms. Kaster, which, among other terms, provides for an annual base salary of $366,000, per year paid semi-monthly in accordance with our normal payroll practice. Pursuant to the Amended Offer Letter, Ms. Kaster will be eligible to receive am immediate salary increase of no less than 4% upon the Company’s successful closing of an equity financing approved by the Board raising gross cash proceeds of at least $5 million. Further, the Amended Offer Letter provides that Ms. Kaster will receive (i) an annual discretionary performance and retention bonus of up to 40% of her base salary and (ii) standard employee benefits offered to executive level employees. Further, in April 2025 the Company granted Ms. Kaster options to purchase 819,000 shares of the Company’s common stock. Pursuant to the terms of the Amended Offer Letter, such options shall now vest as follows: (i) options to purchase 728,000 shares of the Company’s common stock (the “Time-Based Option”) shall vest generally subject to Ms. Kaster’s continued employment over a four-year period, whereby twenty-five percent (25%) of Ms. Kaster Time-Based Option shares will vest on April 1, 2026, with the remaining shares subject to the Time-Based Option vesting in thirty-six (36) equal monthly installments thereafter, in each case generally subject to Ms. Kaster’s continued employment with the Company through the applicable vesting dates, and (ii) the remaining options to purchase 91,000 shares of the Company’s common stock will vest immediately at the time of the consummation of a Change in Control, within the meaning of the Company’s 2024 Equity Incentive Plan, that results in total consideration to the Company’s stockholders of more than $250,000,000, generally subject to continued employment through the consummation of such transaction.

Pursuant to the Amended Offer Letter, if the Company terminates Ms. Kaster’s employment without “Cause” or if Ms. Kaster terminates her employment for “Good Reason” (each as defined in the Amended Offer Letter, a “Qualifying Termination”), she will be entitled to (i) continued payment of her base salary for 6 months and (ii) a prorated amount of the bonus she would have received had she remained employed with the Company. If however the Qualifying Termination occurs during the period beginning three (3) months before and ending twelve (12) months after a Change in Control, Ms. Kaster will instead be entitled to (i) continued payment of her base salary for 12 months and (ii) a lump sum payment equal to her target annual bonus for the year of termination, prorated for the time of her employment during the applicable year. Such severance benefits are conditioned upon Ms. Kaster’s execution of a general release of claims among certain other obligations. Pursuant to the Amended Offer Letter, Ms. Kaster will be employed on an “at will” basis.

The foregoing description of the Amended Offer Letter is only a summary, does not purport to be complete and is qualified in its entirety by the full text of the Offer Letter, which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2025.

Item 7.01. Regulation FD Disclosure.

On September 5, 2025, the Company issued a press release regarding Ms. Kaster’s CFO appointment. A copy of the press release is being furnished as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 7.01 of this Current Report on Form 8-K is being “furnished” and shall not be deemed “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and shall not be incorporated or deemed to be incorporated by reference into any filing by the Company under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language contained in such filing, unless otherwise expressly stated in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated September 5, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 8, 2025

Adagio Medical Holdings, Inc.

By:	/s/ Todd Usen
Name:	Todd Usen
Title:	Chief Executive Officer

Exhibit 99.1

Adagio Medical Expands Chief Business Officer Deborah Kaster’s Role to Include Chief Financial Officer Responsibilities

LAGUNA HILLS, CA, September 8, 2025 – Adagio Medical Holdings, Inc. (Nasdaq: ADGM) (“Adagio” or “the Company”), a leading innovator in catheter ablation technologies for the treatment of cardiac arrhythmias, today announced that the Company’s Chief Business Officer, Deborah Kaster’s, responsibilities have been expanded to include the role of Chief Financial Officer, effective September 5, 2025. Ms. Kaster succeeds Dan George, who served as the Company’s interim Chief Financial Officer since April 2025.

In this enhanced position as Chief Financial Officer and Chief Business Officer, Ms. Kaster will continue to oversee business development, corporate strategy and investor relations while assuming responsibility for the Company’s financial operations, including accounting, treasury, and financial planning. Ms. Kaster will continue to report to Todd Usen, Chief Executive Officer of Adagio.

“Since joining Adagio just four months ago, Debbie has made a meaningful impact by driving strategic initiatives and building critical partnerships, both internally and externally, to help position us for growth,” said Todd Usen, Chief Executive Officer of Adagio Medical. “Expanding her role to include CFO reflects our confidence in Debbie’s deep financial expertise and proven leadership, and ensures alignment between our strategic and financial priorities. We thank Dan for his valuable contributions during this transition period.”

“I’m honored to take on the additional role of CFO at this exciting time for Adagio and to continue working with our talented team to execute on our growth strategy,” said Ms. Kaster. “Integrating our business and financial functions will allow us to move with agility as we focus on bringing our proprietary technologies to patients suffering from ventricular tachycardia and on creating long-term value for shareholders.”

About Adagio Medical Holdings, Inc.

Adagio is a medical device company focused on developing and commercializing products for the treatment of cardiac arrhythmias utilizing its novel, proprietary, catheter-based Ultra-Low Temperature Cryoablation (ULTC) technology. ULTC is designed to create large, durable lesions extending through the depth of both diseased and healthy cardiac tissue. The Company is currently focused on the treatment of ventricular tachycardia (VT) with its purpose-built vCLAS™ Cryoablation System, which is CE Marked and is currently under evaluation in the Company’s FULCRUM-VT U.S. IDE Pivotal Study.

About FULCRUM VT

FULCRUM-VT (Feasibility of Ultra-Low Temperature Cryoablation in Recurring Monomorphic Ventricular Tachycardia) is a prospective, multi-center, open-label, single-arm study, enrolling 206 patients with structural heart disease of both ischemic and non-ischemic cardiomyopathy, indicated for catheter ablation of drug refractory VT in accordance with current treatment guidelines. The results of the study will be used to apply for FDA premarket approval (PMA) for Adagio’s vCLAS™ Cryoablation System, potentially leading to the broadest industry indication for purely endocardial ablation of scar-mediated VT.

Adagio’s vCLAS™ Cryoablation System is commercially available for the treatment of monomorphic ventricular tachycardia in Europe and select other geographies but is limited to investigational use in the United States.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “plans,” and “future” or similar expressions are intended to identify forward-looking statements. Forward-looking statements include statements concerning: Adagio’s ability to execute on its growth strategy and achieve alignment between its strategic and financial priorities; Adagio’s research, development and regulatory plans for its product candidates; and Adagio’s ability to bring its proprietary ULTC solutions to patients. Forward-looking statements are based on management’s current expectations and are subject to various risks and uncertainties that could cause actual results to differ materially and adversely from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements do not constitute guarantees of future performance, and you are cautioned not to place undue reliance on these forward-looking statements. Risks regarding Adagio’s business are described in detail in Adagio’s Securities and Exchange Commission (“SEC”) filings, including in its Annual Report on Form 10-K for the full-year ended December 31, 2024 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, which are available on the SEC’s website at www.sec.gov. Additional information will be made available in other filings that Adagio makes from time to time with the SEC. These forward-looking statements speak only as of the date hereof, and Adagio disclaims any obligation to update these statements except as may be required by law.

Contact

Debbie Kaster

Chief Financial Officer and Chief Business Officer

dkaster@adagiomedical.com